October 9, 2009
Ms. Linda van Doorn
Mr. Mark Rakip
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Arbor Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 9, 2009
Schedule 14A
Filed April 30, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 7, 2009
File No. 1-32136
Dear Ms. van Doorn and Mr. Rakip:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated September 29, 2009 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2008, the Schedule 14A filed April 30, 2009 and Form 10-Q for the period ended June 30, 2009 of the Company (the “Filings”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
We would like to note that our responses include references to the respective pre-Codification Standards, as this was the authoritative guidance as of the date of the filings on which the SEC provided comments. Our subsequent filings, when applicable, will either make reference to the applicable Codification Standards or not include a Codification literature reference.
Form 10-K for the fiscal year ended December 31, 2008 filed March 9, 2009
Item 1. Business
Our Structured Finance Investments, page 5
1.	Refer to the first table on page 7. Please explain the term “Weighted Average Pay Rate” and clarify whether this is different from the interest rates on your loans and other investments. Provide similar clarification in your future filings.

Company Response:
The Company considers “Pay Rate” the interest rate that is required to be paid monthly as stated in the individual loan agreements, thus the “Weighted Average Pay Rate” is a weighted average based on the unpaid principal balances of each loan in the Company’s portfolio by category. Certain loans and investments in the Company’s portfolio require that an additional rate of interest “Accrual Rate” be paid at the maturity of such loan and investment. These amounts are not included in the weighted average pay rate as shown in the table. Beginning with the December 31, 2009 Form 10-K, the Company will disclose this definition in a footnote to this table.
Item 7 — Management’s Discussion and Analysis..., page 37
General
2.	We note that your operating performance is primarily driven by net interest income earned on investments, among other factors. Tell us what consideration the company gave to presenting a tabular analysis of the interest income and expense and related average asset balances used in determining its overall portfolio yield for all periods presented. In addition, clarify what consideration the company gave to discussing the trends in its net interest margin. Refer to Item 303(a)(3)(ii) of Regulation S-K.
Company Response:
The Company did consider presenting a tabular analysis of the interest income and related average asset balances used in determining its overall portfolio yield for all periods presented. Upon such consideration, it was determined that a tabular format was not necessary in the “Overview” section of the “Management’s Discussion and Analysis” section. The “Overview” section provides a general overview related to revenue and income derivation for the periods presented. A more detailed discussion of portfolio yields was included in the Company’s December 31, 2008 Form 10-K under “Structured Finance Investments” in the “Business” section and in “Results of Operations” for all periods presented. This comprehensive discussion was considered in the decision not to provide a tabular analysis in more general sections.
The Company also gave consideration to the discussion of certain net interest margin trends. Upon such consideration, it was determined that such a discussion was not necessary in the “Overview” section of the “Management’s Discussion and Analysis” section. A more detailed discussion of net interest margin trends was included in the Company’s December 31, 2008 Form 10-K under “Results of Operations” in the “Management’s Discussion and Analysis” section, as well as in the “Risk Factors” section.
The Company will develop a comprehensive discussion of net interest margin trends, in the “Overview” section of “Management’s Discussion and Analysis,” including any known trends or uncertainties and the potential impact on net interest margins, beginning with the Company’s September 30, 2009 Form 10-Q.

Overview, page 37
3.	The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. For example, please disclose the impact of current market conditions on your investments and plans in future filings. Please revise future filings to expand the Overview and tell us how you plan to comply. Refer to Release No. 33-8350 (Dec.19, 2003).
Company Response:
In future filings beginning with the September 30, 2009 Form 10-Q, the Company will disclose in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition” the following additional information in narrative form:
a.	Current market conditions and its effect on the Company

b.	Recent trends for the Company and market (e.g. net interest income)

c.	Management’s strategy

d.	Risk management
Additionally, the effect of trends and market conditions on the Company was discussed in detail in Item 1A. “Risk Factors” in our 10-K for the fiscal year ended December 31, 2008. The Company’s risk factors are incorporated by reference in the Company’s Form 10-Q filings and are reviewed quarterly for any changes.
Significant Accounting Estimates and Critical Accounting Policies
Derivatives and Hedging Activities, page 42
4.	We note that you have named the third party financial services company whose services were retained to determine the fair value of interest rate swaps. Further, we note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2008 into your Form S-8 filed April 21, 2009 to register shares of common stock issuable under Arbor Realty Trust, Inc. 2003 Omnibus Stock Incentive Plan, as Amended and Restated. Please amend your filing to include the consent from Chatham Financial Corporation or tell us how such company has not been expertized. Refer to the SEC’s Securities Act Sections Compliance & Disclosure Interpretation Question 141.02.

Company Response:
In regard to the above referenced disclosure included in the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company did not intend to imply that the fair value determinations of interest rate swaps and underlying hedged liabilities were taken from or prepared based on the report of a third party expert. The Company utilized Chatham Financial Corporation, a third party financial services company, to assist management in determining these fair values. All assumptions and underlying data utilized to develop the valuations were provided by the Company to the third party financial services company and the Company takes full responsibility for the resulting outputs and accounting entries. As a result, the Company did not solely rely on the work of the third party financial services company for these specific accounting and reporting matters and, therefore, does not believe that it was required to obtain the consent of the third party to satisfy the requirements of Interpretation 141.02. In future filings, the Company will either clarify this distinction or not reference a third party in similar disclosures. It is our opinion that based on such clarification and the response set forth herein, Chatham has not become expertized within the meaning of the Securities Act and no consent is therefore required under Rule 436 thereof.
Changes in Financial Condition, page 44
5.	Explain to us the business reason for exchanging 16.67% of the company’s interest in Prime Outlets Member LLC (“POM”) for approximately $37 million of common and preferred shares of Lighthouse Value Plus REIT L.P. We note that as a result of the transaction the company’s investment in POM is reduced to 7.5%. Please clarify whether the company will be accounting for POM under the equity method or cost method after the transaction. Refer to EITF Topic D-46.
Company Response:
The Company’s decision to monetize the 16.67% profits interest in the POM investment was based on the Company’s assessment of its future value based on market conditions and the liquidity needs of the Company. In addition, the structure of the transaction provided the Company with cash flow in the form of a debt arrangement. As noted in the Company’s filings, in connection with this exchange, the Company borrowed from Lightstone Value Plus REIT L.P. approximately $49.5 million, secured by the operating partnership units received. The Company believes that the significant cash flow generated would allow the Company greater flexibility for the Company’s liquidity needs in difficult market conditions.
The Company continued to account for its 7.5% equity interest in POM under the equity method of accounting following the completion of the transaction, in accordance with EITF Topic D-46. We have disclosed this accounting treatment in our Form 10-Q for June 30, 2009 in Note 6, Investment in Equity Affiliates, following the first table, as follows: The Company accounts for the 450 West 33rd Street and Lightstone Value Plus REIT L.P. investments under the cost method of accounting and the remaining investments under the equity method in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of

Accounting for Investments in Common Stock.” However, as our investment in POM had no remaining basis, we did not present POM in the aforementioned table.
Additionally, in August 2009, the Company exchanged its 7.5% equity interest in POM for additional common and preferred operating units in Lightstone Value Plus REIT L.P. (we refer to the Form 8-K filed by the Company on August 27, 2009). The Company will clarify in future filings that the 7.5% equity interest was accounted for using the equity method of accounting prior to the exchange. Following the completion of the transaction, the Company holds a 0.916% interest in Lightstone Value Plus REIT L.P. The disclosure will read: The Company accounts for the 450 West 33rd Street and Lightstone Value Plus REIT L.P. investments under the cost method of accounting and the remaining investments under the equity method in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and EITF Topic D-46, “Accounting for Limited Partnership Investments.”
Liquidity and Capital Resources, page 51
6.	In future filings, please disclose whether there are cross-default provisions in any of your debt facilities.
Company Response:
The Company will disclose any cross-default provisions existing on the Company’s debt facilities in future filings beginning with the September 30, 2009 Form 10-Q.
Contractual Commitments, page 57
7.	It appears that the amounts of notes payable and collateralized debt obligations within your contractual obligations table represent only principal payments. Please tell us why you have not disclosed interest related to your senior notes. Please refer to footnote 46 in SEC Interpretive Release 33-8350.
Company Response:
The Company did consider a discussion concerning the disclosure of interest payments in the “Contractual Commitments” section. The Company believed the disclosure was not necessary as the interest relates to significant amounts of Libor-based debt, and there are considerable fluctuations in Libor rates. Consequently, the use of a spot Libor rate may not be indicative of future Libor rates or the amount of potential interest payable. The Company also notes that the inclusion of such disclosure is not widely practiced in the commercial mortgage REIT industry.
In addition, the Company notes the inclusion of interest rates provided for each debt obligation in the “Liquidity” section under “Debt Facilities” in its December 31, 2008 Form 10-K. While this disclosure does not offer the calculations of interest payments related to debt obligations, it does provide the basis for such calculations. The Company agrees that this disclosure may no longer be sufficient and will include such interest disclosure in a footnote to the Contractual Commitments table, beginning with the September 30, 2009 Form 10-Q.
Funds from Operations, page 62
8.	We note from your disclosure that you have included gains and losses on the sale of real estate investments in FFO. Please state whether this represents a deviation from the calculation of FFO as defined by NAREIT in its 2002 White Paper and the basis for the deviation. Quantify the gains and losses on real estate investments that have not been excluded from FFO by source (e.g. loans, equity investments, real estate owned). If gains and losses on the sale of real estate owned or on investment in equity investees have been included in FFO, clarify the basis for excluding the related depreciation for these investments. Refer to Item 10(e) of Regulation S-K.
Company Response:
As disclosed in our filings, the Company considers gains and losses on the sale of real estate investments to be a normal part of our recurring operating activities in accordance with GAAP and should not be excluded when calculating FFO. In accordance with Item III E. “Gains and Losses on Property Sales” in NAREIT’s 2002 White Paper, the prohibition against the inclusion of gains and losses on property sales in FFO was not meant to address sales of undepreciated property incidental or peripheral to our main business, but rather gain or loss on previously depreciated operating properties. Beginning with the September 30, 2009 Form 10-Q, we will specify that we are referring to undepreciated real estate investments in that statement and therefore, the Company believes that this is not a deviation from the 2002 White Paper. To date, the Company has not sold any previously depreciated operating properties, which would be excluded from the FFO calculation in accordance with NAREIT’s 2002 White Paper. To the extent the Company has sales of previously depreciated operating properties in the future, we will exclude such gains in our FFO calculation.
Item 7 a. Quantitative and Qualitative Disclosures about Market Risk, page 63
Interest Rate Risk, page 63
9.	We note that for your 2008 disclosure, you presented information based on a .5% increase or decrease in LIBOR; however, for 2007, you presented information based on a 1.5% increase or decrease in LIBOR. Please tell us why you used different assumptions for this disclosure.
Company Response:
The Company’s primary considerations for the assumptions used in its interest rate risk sensitivity analysis were interest rate fluctuations and market conditions. The Company disclosed in Item 7A of its December 31, 2007 Form 10-K a 1.5% increase or decrease in LIBOR as an assumption of interest rate risk on the Company’s loans, securities held-to-maturity and liabilities. At that time, the Company believed a 1.5% increase or decrease in LIBOR was an effective assumption based on a decrease of around 1.5% on one-month LIBOR observed in the market subsequent to December 31, 2007 and as of the date of the filing.
The Company reevaluated these assumptions disclosed in its December 31, 2008 Form 10-K and decided a 0.5% increase or decrease in LIBOR was the most effective presentation as one-month LIBOR was at a rate that approximates 0.5%, therefore, an assumption greater than 0.5% would have reduced the rate of this analysis below zero percent.
Item 8. Financial Statement and Supplementary Data
Consolidated Statement of Operations, page 69
10.	In future filings, please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company’s statement of operations, including the presentation of net interest margin. In addition tell us how you considered the disclosures required by industry Guide 3. Refer to SAB 11-K.
Company Response:
The Company has given consideration to the guidance of Article 9 of Regulation S-X, in particular the presentation of the statement of operations including net interest margin. However, the Company believes that the rule was designed for more traditional banking or savings and loan companies and that the current presentation is more reflective of how management views the business operations.
The Company has also considered the guidance of Industry Guide 3 with regards to the disclosures of the Company’s interest-earning assets and interest-bearing liabilities. The Company believes that it has adequate disclosures concerning asset balances, yields, and costs of debt. The Company believes that the detailed quantitative “as of” balance information provided regarding the Company’s portfolio and debt in several sections included in the Company’s December 31, 2008 Form 10-K under “Structured Finance Investments” in the “Business” section, “Notes to the Consolidated Financial Statements” and in “Results of Operations” for all periods presented offers a better basis for aiding the financial statement users in understanding the trends during the period as well as develop expectations for future performance.
11.	Please tell us what consideration you gave to presenting the statement in the format specified by and with the information content included in Rule 3-15 of Regulation S-X.
Company Response:
The Company considered presenting the statement of operations format as specified by and with the information content included in Rule 3-15 of Regulation S-X and noted that we did not recognize any gains or losses on the sale of properties, extraordinary items or cumulative effects of accounting changes for the three years ended December 31, 2008.

Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Impaired Loans and Allowance for Loan Losses, page 75
12.	The note appears to describe how specific loan loss reserves were determined under SFAS 114. Please clarify how you evaluated the need for a general reserve under SFAS 5. Refer to EITF Topic D-80.
Company Response:
The Company considered the following when evaluating its loan loss reserves in accordance with SFAS 114, SFAS 5 and EITF Topic D-80: Per paragraph 6(a), SFAS 114 does not apply to “large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment” and notes that “those loans may include but are not limited to credit card, residential mortgage, and consumer installment loans.” Paragraph 12 of SFAS 114 states “Some impaired loans have risk characteristics that are unique to an individual borrower, and the creditor will apply the measurement methods described in paragraphs 13—16 on a loan-by-loan basis. However, some impaired loans may have risk characteristics in common with other impaired loans. A creditor may aggregate those loans and may use historical statistics, such as average recovery period and average amount recovered, along with a composite effective interest rate as a means of measuring impairment of those loans.”
The FASB issued an interpretive release, FASB Viewpoints, “Application of FASB Statements 5 and 114 to a Loan Portfolio,” on April 12, 1999. The article, discussed further in EITF Topic D-80, recognizes that some loans that are specifically identified for evaluation may be individually impaired, while other loans, that are not impaired individually pursuant to SFAS 114, may have specific characteristics that indicate that there would be probable loss in a group of loans with those characteristics. Loans in the first category must be accounted for under SFAS 114 and loans in the second category should be accounted for under SFAS 5. Under SFAS 5, a loss is accrued if characteristics of a loan indicate that it is probable that a group of similar loans includes some losses even though the loss could not be identified with a specific loan.
We note that our loan and investment portfolio consists of commercial loans collateralized by unique real estate properties, and we evaluate and measure these loans individually for impairment at each reporting period in accordance with SFAS 114. We do not believe that a general reserve is appropriate based on the literature and the specifics of our loan portfolio.
13.	We note the disclosure on page 24 regarding the company’s obligation to reacquire loans under certain circumstances. Please clarify what consideration was given to include an accounting policy related to this obligation and to disclosing the dollar amounts of loans repurchased and losses incurred related to the repurchases for each period presented. Refer to SFAS 5 and FIN 45 as applicable.

Company Response:
The Company discloses this obligation in Item 1A. “Risk Factors” because repurchases of this nature require a significant allocation of working capital and we believe that it is important to highlight that the use of our working capital for this purpose may adversely affect our financial condition and operating results.
The Company’s requirement to repurchase loans is in connection with the Company’s three existing CDOs, all of which are consolidated in its financial statements in accordance with SFAS 140. Accordingly, the requirement to repurchase loans is between the Company and its fully consolidated CDO subsidiaries and there could not be an additional obligation to recognize under SFAS 5, FIN 45 or SFAS 140.
It is noted that guarantees between parents and their subsidiaries are subject to disclosure requirements under FIN 45, paragraph 7(f). From inception to the date of this response, we have not been required to repurchase any loans from the Company’s CDOs related to breaches of representation and warranties made. We will make appropriate revisions to all future filings to disclose the obligation, if any, in the footnotes of the financial statements.
It is important to note that the obligation relates to breaches of representation and warranties made to the CDOs and does not relate to the credit performance of the underlying collateral. The assessment of loan loss reserves is made at each reporting period and if any losses are estimated, a loan loss reserve is recorded. We believe that our loan loss reserves are fairly stated as of December 31, 2008. No additional loan loss reserves would be recorded as a result of the existence of the aforementioned repurchase obligation. Accordingly, we have concluded that no disclosure in addition to those made on page 24 of Form 10-K for the year ended December 31, 2008 is necessary.
14.	Tell us and include in future filings the company’s accounting policy for foreclosed real estate (real estate owned) and its subsequent disposition.
Company Response:
The Company will disclose our existing accounting policy for foreclosed real estate (real estate owned) in future filings, beginning with the September 30, 2009 Form 10-Q, as follows:
Real estate owned, shown net of accumulated depreciation, is comprised of real property acquired by foreclosure or deed in lieu of foreclosure. Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at the lower of the net carrying value of the loan previously collateralized by the real estate or estimated fair value of the real estate at the time of foreclosure or delivery of a deed in lieu of foreclosure. The net carrying value is the unpaid principal balance of the loan, adjusted for any unamortized deferred fees, loan loss allowances and amounts previously due to borrower.
Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans are expensed as incurred in accordance with SFAS No. 15 “Accounting by Debtors and

Creditors for Trouble Debt Restructuring” and costs subsequently incurred to extend the life or improve the assets subsequent to foreclosure are capitalized.
In accordance with SFAS No. 141 “Business Combinations,” the Company allocates the purchase price of operating properties to land, building, tenant improvements, deferred lease cost for the origination costs of the in-place leases and to intangibles for the value of the above or below market leases. The Company amortizes the value allocated to the in-place leases over the remaining lease term. The value allocated to the above or below market leases are amortized over the remaining lease term as an adjustment to rental income.
Real estate assets, including assets acquired by foreclosure or deed in lieu of foreclosure that are operated for the production of income are depreciated using the straight-line method over their estimated useful lives. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their estimated useful life.
Real estate assets operated for the production of income are evaluated for impairment in accordance with Statement of Financial Standards (“SFAS 144”) “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amount. Measurement of impairment is based upon the estimated fair value of the asset. Upon evaluating a property, many factors are considered, including estimated current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an impairment charge at that time.
Real estate is classified as held for sale when management has determined that it has met the criteria established by SFAS 144. Properties which are held for sale are not depreciated and their operations are shown in discontinued operations. Real estate assets that are expected to be disposed of are valued at the lower of the carrying amount or their fair value less costs to sell on an individual asset basis.
The Company recognizes sales of real estate properties only upon closing, in accordance with SFAS No. 66, “Accounting for Sales of Real Estate (“SFAS 66”).” Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sale price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sale of real estate under SFAS 66.

Note 3 — Loans and Investments
Impaired Loans and Allowance for Loan Losses, page 85
15.	The $1.5 million charge-off related to real estate owned appears to relate to the Windrush Village property described on page 86. Clarify why the loss on sale of real estate owned was not recorded as a separate charge in the statement of operations rather than as a charge off to the allowance for loan losses. Refer to SFAS 114 and 144.
Company Response:
The $1.5 million charge-off related to real estate owned relates to Woodfield Crossing, which is also discussed on page 86 of the December 31, 2008 Form 10-K following the discussion of Windrush Village, referred to as the $5.0 million mezzanine loan secured by an office building located in Indianapolis, Indiana. As described in that paragraph, we recorded a $1.5 million provision for loan loss related to this loan during the first quarter of 2008 in accordance with SFAS 114, which is included within the $132.0 million provision for loan loss recorded during the year ended December 31, 2008. Subsequently, in April 2008, we were the winning bidder at a UCC foreclosure sale of the entity which owns the equity interest in the property securing this loan and a $41.4 million first mortgage on the property. As a result, during the second quarter, we recorded the assets and liabilities of this property in our consolidated balance sheet at their fair values (consisting primarily of real estate owned of $44.9 million, which was equal to the carrying value of the loan net of the $1.5 million reserve reclassified from the Company’s allowance for loan loss, and the assumed first mortgage of $41.4 million) .We have not disposed of this asset and we account for this property in accordance with SFAS 144, as noted previously in our accounting policy for Real Estate Owned. We further note that there are no current plans to sell the asset.
The Company recorded a provision for loan loss related to Windrush Village during the fourth quarter of 2007 in accordance with SFAS 114. The related allowance for loan loss of $1.5 million for Windrush Village was recorded as a charge to the allowance in May 2008 in accordance with SFAS 114, when the original borrower of the $13.8 million bridge loan sold the underlying property to a new borrower. We note that we never took title to the property; rather we financed the purchase of the property by the new borrower via a $12.8 million bridge loan (of which $11.8 million was funded at the purchase date). Accordingly, SFAS 144 is not applicable to this transaction. The $2.5 million charge-offs per the chart in Note 3 on page 85 includes the $1.5 million charge-off for Windrush Village as well as an additional $1.0 million related to a separate loan investment.
16.	Clarify if the $55.3 million carrying amount of the $70.3 million bridge loan on a land development project in New York on which the company initiated foreclosure proceedings, represents the fair value of the underlying collateral.
Company Response:
The $55.3 million carrying amount of the $70.3 million bridge loan on a land development project in New York on which the company initiated foreclosure proceedings, represents the fair value of the underlying collateral at December 31, 2008. We will revise future filings, beginning with the September 30, 2009 Form 10-Q, to clarify this matter.
17.	Please tell us how you have complied with the disclosure requirements of paragraphs 20.a.(2) and 20.a.(3), as well as paragraph 20.A of SFAS 114. For loans that continue to be impaired, please also address your policy for the recording of cash receipts collected on such loans as indicated in paragraph 20.b of SFAS 114. Further, please provide amounts of impaired loans for which no related allowance for loan losses has been determined under SFAS 114 as noted in paragraph 20.a.(2).
Company Response:
The Company believes that it has complied with the disclosure requirements of paragraphs 20.a.(1) and 20.a.(2), as well as paragraph 20.A and 20.b of SFAS 114 as follows:
We disclosed in Note 3 of the December 31, 2008 Form 10-K that we determined that ten loans with an aggregate carrying value, before reserves, of $443.2 million were impaired (based on the determination that the fair value of the underlying collateral securing these loans was less than the net carrying value of the loans) at December 31, 2008. At December 31, 2007, two loans with an aggregate carrying value, before reserves, of $58.5 million were impaired and at December 31, 2006, there were no loans that were impaired. We also disclosed in Note 3, that the Company recorded total provisions for loan loss during 2008 of $132.0 million, and the allowance for loan loss as of December 31, 2008 was $130.5 million. We inform the Staff that as of December 31, 2008 there were no impaired loans for which the Company had not recorded a provision for loan loss.
The Company also disclosed in Note 3 that as of December 31, 2008, four loans with a net carrying value of approximately $113.0 million, net of related loan loss reserves of $20.5 million, were classified as non-performing. We inform the Staff, as this was not explicitly discussed, that of the four non-performing loans at December 31, 2008, one loan, with a carrying value of approximately $38.3 million, did not have an allowance for loan loss at December 31, 2008. The Company will clarify this point in future filings beginning with the September 30, 2009 Form 10-Q. There were no non-performing loans at December 31, 2007 and an $8.5 million loan at December 31, 2006 that was non-performing and for which income recognition had been suspended.
We have also presented a table for the twelve months ended December 31, 2008 presenting the activity in the allowance for loan loss. The Company notes that the activity in the allowance account for 2007 and 2006 was not included in the table, however we have disclosed that no provisions for loan loss were recorded in 2006 (no allowance for loan loss as of December 31, 2006), and that we recorded a provision for loan loss in 2007 for $2.5 million. The Company notes that there were no direct write-offs charged against the allowance for loan loss in 2007 or 2006.
As disclosed in Note 2 under Revenue Recognition, interest income is recognized on the accrual basis as it is earned from loans and investments. As disclosed in the last paragraph of Note 3, for loans that have been deemed non-performing, income is recognized on a cash basis only to the extent it is received. Full income recognition will resume when the loan becomes contractually current and performance has recommenced. As disclosed earlier in Note 3, there is one exception to this policy as it relates to our preferred equity investment in the Extended Stay Hotel portfolio. As discussed in Note 3, we have been applying all cash dividends received from this investment against the outstanding principal balance since the fourth quarter of 2008 (cost recovery method).
Note 6 — Investment in Equity Affiliates
Alpine Meadows, page 91
18.	Please clarify for us how you evaluated your investment in Alpine Meadows for consolidation. We note that the initial investment represented 65% of Alpine’s capital and that the company is allocated 65% of the total losses.
Company Response:
The Company assesses the accounting treatment for each equity interest on a stand-alone basis by first considering the provisions of FIN 46(R) to determine whether the entity is a variable interest entity and, if so, whether the Company is the primary beneficiary. The Company evaluated the provisions of FIN 46(R) and determined that the Alpine Meadows equity interest is not a variable interest entity, as the venture partners as a group have the power to control the venture and the equity investment by the venture partners meets the other criteria in paragraph 5 of FIN 46(R).
In addition, the Company reviews the partnership agreement to evaluate the rights of each party and determines whether those rights are protective or participating under EITF 04-5. The Company, as a limited partner, would not be required to consolidate a limited partnership. The Company does not have the ability to liquidate the limited partnership or kick-out the general partner without cause. Furthermore, the Company, as a limited partner, does not have substantive participating rights.
The Company appropriately accounts for its investment under the equity method.
Prime Outlets, page 91
19.	We noted that you have recorded a deficit to the minority interest in consolidated entity at December 31, 2008 related to the carried profits interest through a consolidated subsidiary, holding a note payable that accrues interest at a fixed rate of 4.0%, which has a 25% interest in Prime Outlets Member, LLC. Please tell us and disclose the circumstances surrounding accounting for deficit in minority interests, including whether the minority interest holder has a binding obligation to make good on losses of such consolidated entity.

Company Response:
The Company acknowledges that it did reflect an immaterial negative minority interest of $10,981 in a consolidated entity at December 31, 2008, which represented the minority interest’s share of the excess of interest expense over interest income recorded in 2008 by the consolidated entity that holds a 25% profits interest in POM. Although the minority interest holder does not have a binding obligation to bear the losses of this consolidated entity, in light of the deminimis nature of the negative minority interest and the then-pending closing of the consolidated entity’s exchange of the 25% percent profits interest in POM for common and preferred operating partnership units in Lightstone Value Plus REIT L.P. (which occurred in late March 2009, and after which the deficit no longer remained), the Company deemed the current disclosure to be appropriate.
Schedule 14A — Definitive Proxy Statement filed on April 30, 2009
Cash Awards, page 17
20.	Please tell us the individual performance goals that were applicable to each named executive officer in determining bonus payments and how those goals compared to actual results in 2008. Provide similar detailed disclosure in your future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Company Response:
As discussed in the Compensation Discussion and Analysis section of the Company’s 2009 Proxy Statement, our annual cash incentive awards are paid to certain of our executive officers based on the Company’s subjective evaluation of each executive officer’s performance during the year; his or her contribution towards the Company’s achieving operational, financial and strategic goals; current and historical elements of each executive officer’s compensation, the financial performance of the Company and the individual efforts of each officer in his or her specific role taking into account the economic environment, in each case based substantially on the evaluations made by our Chief Executive Officer. In an industry as volatile as the real estate finance industry, and as particularly shown during 2008, these goals and objectives are often short term in nature, and can often change to meet the current realities of the marketplace and the economy. In view of this, our Compensation Committee does not establish any formulaic performance-based goals that must be met by our named executive officers to receive an annual incentive award. Instead, in early 2008, the Company established for each of Messrs. Weber, Kilgore and Fogel a targeted bonus amount that could be achieved based on the variety of company and individual performance factors described above and in our 2009 Proxy Statement. The Company determined that payment of the annual incentive award at targeted levels was appropriate in light of each officer’s performance relative to Company expectations. In addition, the Company determined that payment of such award was in the best interests of the Company as a means to retain these individuals to lead the Company through the difficult economic environment and to promote the long-term growth of the Company. The Company remains committed to providing the information required by Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the period ended June 30, 2009 filed August 7, 2009
Item 1. Financial Information
Notes to Consolidated Financial Statements
Note 6 — Investment in Equity Affiliates
Lightstone Value Plus REIT L.P. / Prime Outlets, page 20
21.	We note that in March 2009 the company completed the transfer of its 16.67% interest in Prime Outlets Member, LLC, in exchange for preferred and common operating units of Lightstone Value Plus REIT L.P., recording a gain on exchange of profits interest of $56.0 million. Please provide us with a more detailed description of the amounts recorded both at the time the transaction was contemplated in June 2008 and the date of the transaction. Your response should indicate the dollar amount of any deferred gains and the reasons for the deferral.
Company Response:
The Company entered into an agreement, through a consolidated entity in which the Company holds a 66.67% interest, in June 2008 to transfer its 16.67% profits interest in Prime Outlets Member LLC (“POM”) in exchange for operating partnership units in Lightstone Value Plus REIT L.P., the consolidated operating partnership of Lightstone Value Plus REIT, Inc. (collectively referred to as “Lightstone”). We did not record any amounts related to the transfer as of June 30, 2008, as the transfer of our profits interest had not occurred. As part of this agreement, Lightstone lent the Company $49.5 million, initially secured by our profits interest in POM. Accordingly, we recorded a promissory note of $49.5 million from Lightstone (classified in Notes Payable on the consolidated balance sheet). The Company distributed the proportionate share of the proceeds from this note (33.33%, or $16.5 million) to the third party member in this consolidated entity and recorded a related receivable (classified within Other Assets on the consolidated balance sheet), as the receivable was recourse to the third party member’s rights to receive the units in Lightstone upon the close of the transaction.
We completed the transfer of this interest on March 30, 2009, upon which we recorded an investment in Lightstone of $56 million, representing the fair value of the equity interest that we received in Lightstone, in accordance with APB 29, “Accounting for Nonmonetary Transactions” as amended by FAS No. 153, “Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29.” As we had no remaining basis in our original POM profits interest, we recorded a gain on the exchange of the interest in POM equal to the value of the Lightstone operating units received of $56 million. The fair value of the Lightstone operating units received was determined based on the most recent publicly available information related to third party purchases of Lightstone common shares. We did not defer any gain in March 2009 (or prior) related to the exchange.

Item 5. Other Information, page 72
22.	We note that you have amended your management agreement and that you will now be reimbursing your manager for costs incurred in managing your business. Please tell us whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by item 402 of Regulation S-K regarding compensation of your named executive officers in your next 10-K. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”
Company Response:
The cost reimbursement provisions of the Company’s amended and restated management agreement with Arbor Commercial Mortgage, LLC, the Company’s external manager (the “Manager”), provide that the Company will reimburse the Manager for certain agreed-upon percentages of the salaries and benefits paid by the Manager to certain of the Company’s executive officers. To the extent that such officers are “named executive officers” (as such term is defined in 402(a)(3) of Regulation S-K) of the Company for the fiscal year ending December 31, 2009, the Company will provide the information required by Item 402 of Regulation S-K with respect to such officers in the Company’s proxy statement for its 2010 annual meeting of shareholders.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and further acknowledges that comments from the Staff or changes to disclosure in the Filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filings. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 506-4422.

Sincerely,
/S/ Paul Elenio
Paul Elenio
Chief Financial Officer